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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OSHKOSH B’GOSH, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

688222-22-0

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 688222-22-0

1.	Name of Reporting Person: Douglas W. Hyde		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 641,937

		6.	Shared Voting Power: 44,368

		7.	Sole Dispositive Power: 641,937

		8.	Shared Dispositive Power: 44,368

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 686,305

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.82%

12.	Type of Reporting Person: IN

SCHEDULE 13G

OshKosh B’Gosh, Inc.

Item 1.

(a)	Name of issuer:

Oshkosh B’Gosh, Inc.

(b)	Address of issuer’s principal executive offices:

112 Otter Avenue Oshkosh, WI 54901

Item 2.

(a)	Name of persons filing:

Douglas W. Hyde

(b)	Address of principal business office or, if none, residence:

3700 Edgewater Lane Oshkosh, WI 54901

(c)	Citizenship:

United States

(d)	Title of class of securities:

Class A Common Stock

(e)	CUSIP No.:

688222-22-0

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act.

(e)	☐	Investment adviser registered under section 203 of the Investment Advisers Act of 1940.

(f)	☐	Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company, in accordance with §240.13d-1(b)(ii)(G) NOTE: See item 7.

(h)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(H).

     Not applicable.

Item 4.	Ownership (at December 31, 2004).

The information on items 1 and 5 through 11 on the cover page (page 2) on Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: March 10, 2005

/s/ Douglas W. Hyde
Douglas W. Hyde